

August 27, 2008

By U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111

>   **RE: URS Corporation**
>   **Form 10-K for the fiscal year ended December 28, 2007**
>   **Filed February 26, 2008**
>   **Form 10-Q for the period ended June 27, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed April 22, 2008**
>
>   **File No. 1-7567**

Dear Mr. Hicks:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 28, 2007

Item 1. Business

1. We note your risk factor regarding liabilities under environmental laws. If
    material, please disclose in future filings the estimated capital expenditures for
    environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Item 2. Properties, page 31

2. In future filings, please describe the significant properties subject to the facility
    leases, identify the business segments using these leased properties and provide a
    list of the countries where such properties are located.

Note 1. Accounting Policies, page 78

Revenue Recognition, page 78

3. The first paragraph states you account for your engineering projects using the
    percentage-of-completion method, with revenue earned in proportion to total costs
    incurred, divided by total expected costs. However, according to your discussion
    of the four major types of contracts beginning on page 62, you use several
    methods for recognizing revenue on your engineering projects, depending on the
    type of contract. For example, on cost-plus fixed fee contracts you recognize
    revenue based on actual labor hours, marked up with fee and overhead, plus non-
    labor costs marked up with the appropriate fee. On T&M contracts, you
    recognize revenue based on actual labor hours, negotiated billing rates, and
    materials and other costs. In future filings, please revise Note 1 to clearly disclose
    each method of revenue recognition used on your engineering projects. Provide
    us a copy of your intended revised disclosure in your response.

4. We note your disclosure in Note 1 that, "where the cost-to-cost method does not
    appropriately reflect the progress on the projects, we use alternative methods for
    measuring progress on the project and recognize revenue accordingly." It is not
    clear whether you have disclosed these alternative methods. Please revise Note 1
    in future filings to disclose each method used to recognize material amounts of
    revenue or revise this disclosure to otherwise clarify.

5. You state on page 79 that the amount of revenues recognized also depends on
    whether the contract or project is determined to represent an "at-risk" or an
    "agency" relationship between you and the client, and that the determination of
    the relationship is based on characteristics of the contract or the relationship with
    the client. Please tell us and revise future filings to disclose those characteristics
    that define an "at-risk" contract and/or relationship, and how your accounting for

the gross revenue, and the costs of materials, services, payroll, benefits, non-income tax and other costs that are recognized in the statement of operations and comprehensive income is appropriate under EITF 99-19 or other authoritative guidance. Please clarify whether you act as the principal in all at-risk contracts/relationships. Consider disclosing the percentage of revenues derived from contracts/relationships deemed at-risk and the impact therefrom, if any, on your ability to conduct your operations as anticipated.

Item 15. Exhibits and Financial Statement Schedules, page 140

6. Under Item 2 on page 31, you disclosed the existence of "significant lease agreements." In future filings, if applicable, please file as exhibits copies of any material leases required to be filed as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Form 10-Q for the period ended June 27, 2008

Note 1. Business, Basis of Presentation, and Accounting Policies, page 6

7. We note your disclosure that during the three months ended June 27, 2008, you identified two errors in the classification of cash flows for the three months ended March 28, 2008, but you concluded the errors were not material to the quarter ended March 28, 2008, and therefore have corrected them in the second quarter of fiscal 2008. It appears the first misclassification of $5.7 million accounts for 24% of both operating and investing cash flows for the three months ended March 28, 2008. The second misclassification of $2.5 million represents 10% of operating cash flows and 16% of financing cash flows, and the net misclassification of $3.2 million represents 13% of the net cash from operating activities. Therefore, it is not clear to us how you concluded that the gross, or net, error was not material to the quarter ended March 28, 2008. Please tell us the factors you considered in concluding the misclassifications were immaterial, in light of the guidance provided in SAB 108. Also, we note the line item "Normal profit" on the face of the statement of cash flows within operating activities. Please tell us where this adjustment was included in the statements of cash flows for prior periods. To the extent you experience significant fluctuations in this adjustment depending on the makeup of the underlying contracts, please provide a discussion thereof in MD&A in future filings.

Note 9. Commitments and Contingencies, page 28

8. We note your disclosure of the ten proceedings listed on pages 28-34, six of which constitute matters that appear to represent a contingent liability. Since you have disclosed the nature of the contingency, we assume you have deemed it reasonably possible that a loss or an additional loss may have been incurred.

Paragraph 10 of SFAS 5 states that in such cases, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made shall be given. However, we note that such disclosure was made only in the Minneapolis Bridge and 130 Liberty Street matters. Therefore, please revise your disclosures in future filings to address the requirements of SFAS 5 for each contingency you identify.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 52

Bonus Plan, page 57

9. We note your disclosure that the company calculates the Target Bonus as a percentage of each executive's base salary. On page 57, you disclosed that each executive's employment agreement sets forth his respective Target Bonus percentage. You further disclosed that the Target Bonus percentages increase as executives gain increasing responsibility within the company. In future filings, please discuss the factors the company considers in setting the initial Target Bonus percentage. Please discuss in future filings how the compensation committee determines the amount by which each executive's Target Bonus percentage will increase each year. See Item 402(b)(1)(v) and (e)(1)(i) of Regulation S-K.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Brigitte Lippmann at (202) 551-3713, with any other questions

Sincerely,

Terence O'Brien
Branch Chief